14007013

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

CreditSmartPRO, Inc.

Commission File Number: 0001606793

Delaware

UNITED STATES:

CreditsmartPRO, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

7374 – Computer Processing / Data Preparation / Data Processing	44-5-2279112
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Troy Strother CreditsmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480	Chief Executive Officer
Mr. Giancarlo Gomez CreditsmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480	Chief Technology Officer
Mr. Troy Strother CreditsmartPRO, Inc., 340 Royal Poinciana Way, Ste:317-203, Palm Beach, FL 33480	Treasurer

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

Remainder of Page Left Blank Intentionally

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the CreditsmartPRO, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Troy Strother	Preferred	0%
(1) (2)	Common	33%
Ms. Erica Strother	Preferred	0%
(3) (4)	Common	15%
Thor Aries, LLC	Preferred	0%
(5) (6) (7)	Common	44%
Media Funding Group	Preferred	0%
(8) (9)	Common	6.6%

(1) Mr. Troy Strother is the Founder & Chief Executive Officer and Treasurer of CreditsmartPRO, Inc.
(2) Address: CreditsmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480
(3) Ms. Erica Strother is an investor in and Corporate Secretary of CreditsmartPRO, Inc.
(4) Address: CreditsmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480
(5) Thor Aries, LLC is a limited liability company investor whose Voting Proxy is given to Mr. Troy Strother (see item # 6 below).
(6) Mr. Troy Strother, the Chief Executive Officer of CreditsmartPRO, Inc., has the Proxy to Vote Thor Aries, LLC's Common Shares, giving Mr. Troy Strother 77% of the voting power of the Common Shares.
(7) Address: c/o CreditsmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480
(8) Media Funding Group is the Company's Advertising Manager and Advisor.
(9) Address: c/o: CreditsmartPRO, Inc., 340 Royal Palm Way, Suite 317-203, Palm Beach, Florida 33480.

(f) Promoters of the issuer

CreditsmartPRO, Inc.
340 Royal Poinciana Way
Suite 317-203
Palm Beach, Florida 33480
http://www.CreditSmartPro.com
Phone: (860) 304-4339

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com
Phone: (213) 407-4386

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Simon Taylor, Esq.
100 Park Avenue
Suite 1600
New York, New York 10017
http://www.ACNSecurities.com

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) Through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to CreditsmartPRO, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

CreditSmartPRO, Inc.

<u>Corporate</u>:
CreditsmartPRO, Inc.
340 Royal Poinciana Way
Suite 317-203
Palm Beach, Florida 33480
http://www.CreditSmartPro.com
(860) 304-4339

<u>Offering / Investors</u>:
CreditsmartPRO, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com
(213) 407-4386

Best Efforts Offering of 20,000 9% Convertible Preferred Stock Units Preferred Stock Shares having a market value of up to $5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $250.00 (USD)

See: Details of the Offering

Maximum Offering: 20,000 9% Convertible Preferred Stock Units

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 9.

We are offering a maximum of 20,000 9% Convertible Preferred Stock Units (the "Securities"). **The proposed sale will begin upon receipt of qualification from the SEC**. The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	**$250.00**	**$0.00**	**$250.00**
Total Minimum	**100**	**$250.00**	**$0.00**	**$25,000.00**
Total Maximum	**20,000**	**$5,000,000.00**	**$0.00**	**$5,000,000**

1) We are offering a maximum of 20,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 48 pages.

The date of this Offering Circular is May 2nd, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

<u>NASAA UNIFORM LEGEND</u>:
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Internet Technology & Financial Education Platform Industry Risks

Internet Technology & Financial Education Platform Industry investments are subject to varying degrees of risk. The yields available from equity investments in Internet Technology & Financial Education Platform companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Internet Technology & Financial Education Platform market conditions such as oversupply of related products or a reduction in demand for Internet Technology & Financial Education Platform products and services in the areas in which the Company's Products and Services are located, competition from other Internet Technology & Financial Education Platform Products and Services Suppliers, and the Company's ability to provide adequate Internet Technology & Financial Education Platform Products and Services. Revenues from the Company's Products and Services are also affected by such factors such as the costs of operation and the general economic conditions.

Because Internet Technology & Financial Education Platform investments are relatively illiquid, the Company's ability to vary its products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Services. No assurance can be given that the fair market value of the Products Produced, Services Provided or Assets Produced or Acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Preferred or Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

If the Security of Confidential Information used in Connection with Our Services is Breached or Otherwise Subject to Unauthorized Access, Our Reputation and Business may be Materially Harmed.

Our Services require us to collect, store, use, and transmit significant amounts of confidential information, including personally identifiable information, credit card information, and other critical data. We employ a range of information technology solutions, controls, procedures, and processes designed to protect to confidentiality, integrity, and availability of our critical assets, including our data information technology systems. While we engage in a number of measures aimed to protect against security breaches and to minimize problems if a data breach were to occur, our information technology systems and infrastructure may be vulnerable to damage, compromise, disruption, and shutdown due to attacks or breaches by hackers or due to other circumstances, such as employee error or malfeasance or technology malfunction. The occurrence of any of these events, as well as a failure to promptly remedy these events should they occur, could compromise our systems, and the information stored in our systems could be accessed, publicly disclosed, lost, stolen, or damaged. Any such circumstance could adversely affect our ability to attract and maintain customers as well as strategic partnerships, cause us to suffer negative publicity, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market and perform our services. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to effectively and are constantly evolving. We may be unable to anticipate these techniques or to implement adequate preventive or reactive measures. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems or those of our strategic partners or enterprise customers.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of identity theft and credit enhancement products and services, and to sustain its profitability through a business strategy focused on increasing sales for its current products and services, selectively expanding its supply center network, increasing sales through other business partnerships, developing innovative new products, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our Identity Theft and Credit Enhancement Products and Services. This may require a significant amount of capital to allow us to market our Identity Theft and Credit Enhancement Products and Services, and to establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar Identity Theft and Credit Enhancement Products and services have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

We Could Lose our Access to Data Sources, which could cause us Competitive Harm and have a Material Adverse Effect on our Business, Operating Results, and Financial Condition

Our Services depend extensively upon continued access to and receipt of data from external sources, including data received from customers and fulfillment partners. Our data providers could stop providing data, provide untimely data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue, or for competitive reasons. We could also become subject to legislative, regulatory, or judicial restrictions or mandates on the collection, disclosure, or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to a substantial number of data sources or certain key data sources or certain data already in the CreditSmartPro.com ecosystem, or if our access or use were restricted or became less economical or desirable, our ability to provide our services and the efficacy and attractiveness of CreditSmartPro.com platform could be negatively affected, and this would adversely affect us from a competitive standpoint. This would also adversely affect our business, operating results, and financial condition. We may not be successful in maintaining our relationships with these external data source providers and may not be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

If We Experience System Failures or Interruptions in our Telecommunications or Information Technology Infrastructure, it may Impair the Availability of our Services, our Revenue could Decrease, and our Reputation could be Harmed

Our operations depend on our ability to protect the telecommunications and information technology systems utilized in our services against damage or system interruptions from natural disasters, technical failures, human error, and other events. We send and receive credit and other data, as well as key communications to and from our customers electronically, and this delivery method is susceptible to damage, delay, or inaccuracy. A portion of our business involves telephonic customer service and online enrollments, which depends upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may result in data loss, which could interrupt our operations. Our telecommunications or information technology infrastructure upon which we rely may be vulnerable to computer viruses, hackers, or other disruptions.

Development Stage Business

CreditsmartPRO, Inc., reorganizing as a Delaware Stock Corporation, commenced operations in May of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that CreditsmartPRO, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Identity Theft and Credit Enhancement Products and Services in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Identity Theft and Credit Enhancement Industry Related Professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Identity Theft and Credit Enhancement Industry may reduce the number of sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Troy Strother, the Company's Founder and Chief Executive Officer. In addition, the Company also intends to obtain Officers and Director's Liability Insurance from the proceeds of the Offering. Obtaining such insurance, the amount of such insurance, and the terms of such insurance might have a material effect on the makeup of the Board of Directors and the Officers of the Company and the ability to attract additional qualified managers. The Company intends to recruit a Business Development Officer, a Chief Financial Officer and a Director of Marketing from the proceeds of the Offering. There can be no guarantees as to the quality of this prospective management.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $25,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

The Company is Subject to Various Statutes and Regulations, which may Result in Significant Costs

The Company's operations are subject to various Federal and State statutes and regulations, including those relating to credit enhancement products and credit card offerings. While the Company's Management does not currently expect the costs of compliance with Federal and State statutes and regulatory requirements to increase materially, future expenditures may increase as compliance standards and technology change.

Control by Management
As of May 2nd, 2014 the Company's Managers owned approximately 33.25% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. In addition, the Chief Executive Officer has the proxy to vote an additional 44% of the Company's Common Stock. Upon completion of this Offering, The Company's Management will own approximately 33.25% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits
The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

Risks of Borrowing
Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets
In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing
If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units
The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock Units or Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to The Company's Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our future operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Internet Technology & Financial Education Platform Products and Services Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Delaware Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Valuation Arbitrary

The Company intends to compensate its management with salaries and 100,000 shares per annum each of Common Stock awards based on a common stock price of $.50 per share. The Company's Common Stock issued and outstanding upon completion of this Offering will be 30,000,000 shares, rendering a valuation of $15,000,000 for the Company. The Company will issue 20,000 9% Convertible Preferred Stock Units which become convertible three to five years from the Closing of the Offering. If all of the 20,000 9% Convertible Preferred Stock Units were subscribed to at the price of $250.00 each and were converted to Common Stock as of the Closing of the Offering, then each 9% Convertible Preferred Stock Unit of $250.00 would be converted to 500 shares of Common Stock of the Company and the Company would retire the 20,000 9% Convertible Preferred Stock Units and issue an additional 10,000,000 shares of Common Stock to the former holders of the 20,000 9% Convertible Preferred Stock Units, rendering 40,000,000 shares of the Company's Common Stock issued and outstanding. The value of .$50 per Common Share would render a valuation of $20,000,000 for the Company. There can be no assurances that upon conversion of the 20,000 9% Convertible Preferred Stock Units three to five years from the Closing of the Offering, that the Company's Common Stock value will exceed $.50 per share or that the Company will be able to maintain or increase its valuation.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections assume a .1% market penetration by year end two and a 1% market penetration by year end 5. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations at these market penetration rates, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 20,000 9% Convertible Preferred Stock Units are being offered to the public at $250 per 9% Convertible Preferred Stock Unit. A minimum of $25,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $25,000 has been reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **CreditsmartPRO, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company (See XI. Funding Requirements/Use of Funds).

.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$25,000**	**.05%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$1,250**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Management and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Management.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS:

PRODUCTS & SERVICES:

CreditsmartPRO, Inc. provides web based system that provides a fully automated, step-by-step, credit repair and management solution. We guide our users through the step-by-step credit repair process, providing powerful legal letters, video tutorials, and an exclusive knowledge base to answer all of our customer's questions. This solution is financially beneficial, timely, and much needed by the over 180 million credit users in today's economic climate.

TARGET MARKET:

CreditsmartPRO, Inc. targets the $45 Billion per year credit services market. Our system is designed to appeal to customers that are in need of repairing, restoring, or improving their credit score. In addition the Company's platform will educate the customer on the credit reporting system and their rights under the Fair Credit Reporting Act, 15 USC § 1681 et seq. ("FCRA"). ***CreditsmartPRO, Inc.*** will offer a low cost option for the consumer to enhance their credit score and help protect their identity.

MANAGEMENT:

Management has extensive experience in internet, finance, sales, and marketing. In addition, the Company intends to form a number of high value strategic partners working with the ***CreditsmartPRO, Inc.*** team to offer the Company's product to as many credit users as possible..

POTENTIAL CUSTOMERS:

There are over 180 Million credit users in the United States, of which 127 million have poor credit scores of 700 or below. The ***CreditsmartPRO, Inc.*** customer base will include all United States Citizens (longer term focus to integrate into Canada).

The ***CreditsmartPRO, Inc.*** Website currently translates English into Spanish, French, Mandarin, Russian and German to enable the ***CreditsmartPRO, Inc.*** Website to be a more user-friendly interface to the United States' Immigrant Population.

CreditsmartPRO, Inc. intends to form strategic alliances with numerous affiliates in the credit card, mortgage, and banking industry sectors. ***CreditsmartPRO, Inc.*** will pursue additional marketing avenues that will include: SEO, PPC, Facebook, Twitter, and off-line advertising which will create a strong brand presence. ***CreditsmartPRO, Inc.*** will offer a unique value proposition to all financial institutions that provide credit to their customers, by actively educating and updating their customers on their credit profile to enable them to become better credit risks. This in turn can serve as a form of "*Customer Insurance*" for the various financial products that the financial institutions offer.

COMPETITVE ADVANTAGE:

In the credit repair and counseling services industry, the consumer has heretofore had only two options:

1. **"Do It Yourself"** (read a book), or
2. **Hire a High Priced Law Firm to "Do it For Me"**

The ***CreditsmartPRO,Inc*** platform., was developed to give the consumer a third option: An Automated Process that Guides the Consumer Through Intuitive Steps to help them understand and dispute credit report inaccuracies; have those inaccuracies removed from their credit report, and enhance their credit scores. The CreditsmartPRO, Inc. platform offers a truly automated low cost alternative for subscribers looking to save time and money while obtaining maximum results.

In addition, the ***CreditsmartPRO,Inc*** platform was developed to educate the consumer on the credit reporting system, the importance of credit scores, how such scores are calculated, and the financial consequences of poor credit scores. The platforms search engine, knowledge base, and multi-lingual functionality will facilitate the learning process for the entire 180 million credit users in the United States and 20 million credit users in Canada, regardless of socio-economic level.

FINANCIALS:

CreditsmartPRO, Inc. Five Year Revenue Estimates based on n assumption of a .1% market penetration by year-end 2 and a 1% market penetration by year-end 5*

	Year One	Year Two	Year Three	Year Four	Year Five
Number of Customers	22,029	196,413	352,730	1,008,667	1,614,908
Revenue	$2,964,485	$32,033,062	$98,782,435	$229,062,828	$473,952,066
Expenditure	($2,210,664)	($19,496,815)	($57,818,627)	($167,527,853)	($343,935,122)
Net Profits	$753,841	$12,536,247	$40,963,808	$61,804,975	$130,016,944

***Management has prepared projections regarding anticipated financial performance. The Company's projections assume a .1% market penetration by year end two and a 1% market penetration by year end 5. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations at those market penetration rates, those results cannot be guaranteed.**

EXECUTIVE SUMMARY:

CreditsmartPRO, Inc. is a Delaware Stock Corporation formed in May of 2014. The Company's Management has many years combined experience in Internet marketing, computer programing, and algorithm encryption. The Company's Management and history is set forth below. The front-end of the Company's platform can be seen on its development server at csp.fw1.fusedev.com

CreditsmartPRO, Inc. provides a revolutionary "do-it-yourself" method of credit restoration and enhancement through its automated web based platform combined with an educational knowledge base with an embedded search engine. ***CreditsmartPRO, Inc.*** also provides Identity Theft Protection and tools and affiliate relationships with first class providers that offer better savings on credit cards, car loans, home equity loans and mortgages. The Company's interactive, self-help platform guides its customers through a step-by-step process of credit repair, incorporating helpful tips, video tutorials, and live chat to answer our customer's questions.

CreditSmartPro,Inc. intends to generate revenue through:

- Customer Subscriptions ($29.99 per month)
- Affiliate commissions from the referral and sale of credit cards, car loans, home equity loans, mortgages, and eventually insurance.
- Affiliate commissions from the referral and sale of solutions to credit distress situations, such as loan consolidations, IRS problems, foreclosure or loan modification issues, and debt management.

HISTORY:

The build out of the CreditsmartPRO technology platform was originally commenced by SmartStep, LLC, which envisioned combining its Smart Path intuitive technology, an on-line intuitive step-by-step do-it-your-self system, with the knowledge base and legal processes involved understanding, correcting, and maximizing a consumer credit profile under the Fair Credit Reporting Act (15 USC § 1681 et seq.) without the costly fees of an attorney. The vision was to automate a very complex process into a do-it-yourself system and provide an automated do-it-yourself market niche solution similar to what TurboTax® provided in the income tax preparation market, where the only option had theretofore been to hire a costly accountant or do-it-yourself and read a complex instruction booklet. SmartStep, LLC's technology and intangible assets was acquired by CreditsmartPRO, LLC in February of 2012. As part of the process of moving from development Stage Company to a market ready company and preparing to become a publicly reporting company and in preparation of filing an S-1 for an initial IPO, CreditsmartPRO, Inc. (the "Company") needed to organize as an IRS Subchapter C Corporation. The Company has agreed to issue in exchange up to 1,311,324 shares of its Common Stock at a fixed value of $1.00 per share representing the maximum amount of paid-in capital as reported by CreditSmartPRO, LLC in exchange for all its intangible assets, including the website, technology platform, letter generator, knowledge base, search engine, programming, source code, algorithms, copyrights, content, domain names, trademarks, and trade secrets. The actual amount of shares to be exchanged will be determined by an audited statement presented by CreditsmartPRO, LLC. However, the Company will have acquired all the aforesaid intangible assets for no more than 1,311,324 shares of Common Stock of the Company at a valuation of $1.00 per share.

CreditSmartPRO, LLC had in its development stage the following consultants and advisors:

Legal Consultants

James J. Apostolakis: Harvard Law School '68. Served on the Board of Directors of MacMillen Inc. (NYSE), Grow Group (NYSE), K-Sea Transportation(NYSE), Organogenesis (NASDAQ), 1989-2006, Vice Chairman, director and President of Columbia Laboratories, Inc. (NASDAQ).

Robert L. Cucin: Cornell University Medical College M.D. '71, Fordam Law School J.D., '85 Columbia Business School MBA, Founder BioSculpture Technology, Inc.

Ronald Starkman: Harvard MBA '82, Assistant Treasurer at American Express, 1986-1993 Senior Vice President Lehman Brothers, 1993-1995 Senior Vice President and Treasurer, Borden Inc., 1995-2002, Board of Directors, Borden C&P (NYSE:BCU).

Richard P. Strother: Yale Law School '78, Founder of CTC Moscow; Founder of anchor station to CTC Moscow (3rd largest in Russia); 1st publicly traded Russian Media Company in the U.S. (NASDAQ: CTCM).

Simon Taylor: Columbia College (Phi Betta Kappa, Magna Cum Laude and John Jay Scholar), Harvard Law School, '79. Partner 1968-2004 Snow Becker Krauss in New York.

Chief Technology Consultant

Christian Allen: http://www.kayak.com/ http://gethuman.com/

There can be no assurances that any of these consultants will advise or consult for the Company. The Company also intends to obtain Officers and Director's Liability Insurance from the proceeds of the Offering. The obtaining of such insurance, the amount of such insurance, and the terms of such insurance might have a material effect on the makeup of the Board of Directors and the Officers of the Company (See ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION)

MARKET:

The Credit Repair and Counseling Industry continues to grow at .6% with an estimated annual revenue exceeding $45 Billion per year (2011, ibisworld.com). It consists of over 180 Million Credit Users in the United States and 20 Million in Canada. Approximately 127 Million Americans have poor FICO Scores under 700.

Credit Score Breakdown:
15% - 300 to 599
12% - 600 to 649
15% - 650 to 699
18% - 700 to 749
27% - 750 to 799
13% - 800 to 850

CreditsmartPRO, Inc. automated repair process targets the 20 to 64 year old range with credit scores in the range of 300 to 799. ***CreditsmartPRO, Inc.*** also offers Identity Theft Protection, Tools and Education Library with embedded search engine, and an Affiliate Marketing Program to save customers money, appealing to over 180 Million Americans and 20 Million Canadians that need these services. At a 1% market penetration with a Net ACR of $15 per month, this 1% market penetration alone could generate $130 Million EBITDA for ***CreditsmartPRO, Inc.*** by year Five. There are no assurances that this level of market penetration can be reached by year-end 5.

THE CREDITSMARTPRO.COM PLATFORM AND FEDERAL LAW:

Congress enacted the Fair Credit Reporting Act ,15 USC § 1681 et seq. ("FCRA") in 1971 to insure that the three credit bureaus (Experian, TransUnion, and Equifax) investigate the accuracy of credit items reported by collection agencies or credit originators which are disputed by consumers. This federal law set procedural guidelines which gave the consumer the right to challenge the accuracy, validity, and verifiability of any credit item appearing in their credit reports. It also required that the credit bureau delete any credit item within 30 days if it was inaccurate or could not be verified. Consumers now have the right to sue in any Federal Court of their choice for a filing fee of $350 or more any collection agency or credit reporting agency for damages, punitive damages, attorney's fees, and court costs for willful or negligent failure to remove such disputed and non-validated credit listings. In a recent case upheld by the Ninth Circuit Court of Appeals, a consumer countersuing over a misrepresented $4,000 debt was awarded $250,000 damages for emotional distress and $60,000 in punitive damages. ***CreditsmartPRO, Inc.'s*** platform is intended to educate its customers as to their legal rights under the FCRA and the Fair Debt Collection Practices ACT ("FDCPA").

THE CREDITSMARTPRO.COM PLATFORM VS. "DO-IT-YOURSELF" CREDIT REPAIR:

For the average consumer, credit repair is intimidating and complex. First, the consumer must educate themselves on credit repair and their legal rights under the FCRA. Collection agencies and the credit bureaus may first defend their collection agency clients by erecting walls of stall tactics, including requests for more information, further clarification, and additional identification. When a consumer gets a credit report, they must then decipher the codified information, write a coherent dispute letter to the credit reporting agencies, and still the bureaus may still find some reason to disregard the challenge. The entire dispute system sometimes appears to be designed to frustrate and discourage the consumer. ***CreditsmartPRO.com*** platform guides our user step by step, providing video tutorial guides, FAQs, blogs, and live chat windows to assist in the credit repair process.

THE CREDITSMARTPRO.COM PLATFORM SERVICES:

We offer a fully automated solution that ensures accuracy and enables customers to retain full control over their credit enhancement process. Our online service will guide customers through the complexities of the credit repair process by asking simple, easy to understand questions. The intuitive process saves the customer time by only asking questions that pertain to the customer's unique situation. ***CreditSmartPRO.com's*** questions help the customer discover what inaccuracy exists on the customer's credit reports and then automatically generates customized dispute letters. The customer thereafter has the option to edit, print, and mail the generated dispute letters to the credit originators, collection agencies, the three credit reporting bureaus, and have them sent electronically via the ***CreditSmartPRO.com*** e-post service (useful for expatriates and armed services members).

THE CREDITSMARTPRO.COM PLATFORM MISSION STATEMENT:

EDUCATION: Our extensive educational library of articles and proprietary embedded search engine will enable customers to quickly learn how the credit reporting and scoring system works to their detriment and costs them many thousands of dollars in excess interest payments for car loans, credit cards, mortgages, insurance, as well as employment opportunities. Our first mission is to educate customers on the credit reporting and scoring system, including how the credit scoring algorithms work for and against them, simple things that can be done to maximize one's credit score, how to fix inaccurate and derogatory items, how to settle debts most favorably, and how to legally force cooperation of the credit reporting and scoring system (originators, debt collectors, and credit reporting agencies) by understanding and exercising their legal rights.

IDENTITY OPTIMIZATION & IDENTITY THEFT PROTECTION: Regardless of a customer's credit score, they are in constant danger of having their identity stolen. The cost, time, and effort to correct an identity theft is onerous, debilitating, and difficult to suffer through, thus it is an important mission of CSP to help protect our customer from identity theft. This starts with "Identity Optimization", that is making sure all names, addresses, and social security numbers on the three major credit reporting agencies are completely accurate. Secondly, options such as "*Opt Out*", "*Security Freeze*" "*Fraud Alert*" or "*Active Duty Alerts*" are examined. Finally, ***CreditSmartPRO.com*** will provide a checklist for the safe use and storage of PIN numbers and passwords and up-to-date phishing/spyware issues and scams to help protect our customers and their computers/PCDs from common sources of identity theft.

CREDIT REPAIR & CREDIT SCORE ENHANCEMENT: CreditsmartPRO, Inc.'s platform provides a "Credit Repair Tool Kit" to fix inaccuracies in the Customer's credit report and to help raise the customer's credit score, thus saving them time and money. It is estimated that 78% of all credit reports contain inaccuracies.

The CreditSmartPro.com platform will:

- Show the Customer how to interpret credit reports from the Three Major Credit Reporting Agencies (Equifax, Experian and TransUnion).
- Begin a Fully Automated Dispute and Debt Validation process using ***CreditSmartPro.com's*** SmartPath Technology, which includes electronic tracking of disputes and email reminders, voicemail drops, and an e-file capability.
- Show the Customer how to remove inaccurate items on their credit report, including negative accounts, unauthorized inquires, illegally re-aged collection accounts, incorrect balances or credit limits, duplicate collections, paid accounts still shown as owing, closed accounts shown open, collections, charge offs, tax liens, judgments, debt consolidation mismarks, and incorrect late payments.
- Educate customers on the best debt settlement techniques which will raise their credit score, "pay versus delete", and IRS Form 1099-C issues of phantom income.
- Explain how to stop harassment from collection agencies by issuing "Cease and Desist" orders, as well as a primer on what collection agencies are permitted to legally do under the Fair Debt Collection Practices Act.
- Deliver a substantive primer on how to threaten to sue and how to sue collection agencies and the three major credit reporting agencies for damages, punitive damages, attorney's fees and court costs in Federal Court or Small Claims Court, when such agencies do not remove inaccurate items by law, of if the customer is otherwise harmed by violations of the Fair Credit Reporting Act or the Fair Debt Collection Practices Act.

CONCLUSION:

The Company's ***CreditSmartPRO.com*** platform has been developed to guide our customers through a difficult and confusing credit repair process. The ***CreditSmartPRO.com*** platform addresses the large and growing US$45 billion dollar market space of the credit services market. We educate our users on the credit scoring and reporting process, how to exercise their rights under the FCRA and FDCPA, and provide them with our exclusive Knowledge Base of our content or licensed articles on credit repair and related issues.

CreditSmartPRO.com is well positioned to become the standard on-line, low cost, "do-it-yourself" credit repair model for the 180 million Americans seeking credit repair and related services. We offer a solution to over 127 million American's with credit scores below 700, looking for a low-cost web based platform for only $29.99 per month. With an estimated 78%* of all credit reports containing errors, the ***CreditSmartPRO.com*** platform offers a much needed solution to save users both time and money in the process.
(*) Avery, Robert, Paul Calem, Glenn Canner, and Raphael Bostic. "An Overview of Consumer Data and Credit Reporting". *Federal Reserve Bulletin*, February 2003.

CreditSmartPro.com envisions a market penetration of 1% of the over 200 million credit users in the US and Canada to achieve over $130 million EBITDA by year 5. The ***CreditSmartPro.com*** platform offers a niche market solution which is beneficial, timely, and much needed by credit users in today's economic climate.

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INDUSTRY ANALYSIS:

The Credit Repair Market:

The Credit Repair Market is expected to continue seeing growth as consumers take action to free them from credit debt, meaning that there will be more opportunities for profitable growth, but also a heightened number of competitors, both online and offline.

Market:
Credit Counselors, Surveyors (United States)

Revenue:
$45 Billion per annum

Annual Growth Rate:
0.6%

The recession has created a stable market for this industry, with revenue expected to continue to show signs of slight growth through 2016. The economy has brought about high levels of debt, allowing for credit repair and credit counseling companies to thrive at a consistent level. With the country slowly emerging from its downward slide, more citizens are seeking to repair their credit scores and regain their sense of independence from accrued debt. While there are no dominating players in this industry, there are multiple start-ups that have emerged over recent years and heightened levels of competition. Industries that provide similar services include:

1) ***Local Credit Counseling Firms:***
   a. Credit Attorneys offer standard services at competitive prices, inviting clients from various backgrounds and demographics who will seek credit repair.
   b. The ability to work locally provides a sense of comfort to clients who enjoy putting a face with the service they are paying for.

2) ***Independent Research / Action:***
   a. Many citizens have taken matters into their owns hands by researching credit repair and debt management in an attempt to turn their scores around
   b. These tactics are often free of charge
   c. Independent research can often be overwhelming for people who are not used to having to deal with matters of this magnitude, leaving them more confused and often leading to errors in execution.

3) ***Online Guidance and How to Guides:***
   a. Online guides are frequently free and offer step-by-step guidance for repairing credit scores, including links to any forms needed and a plethora of professional tips.

CUSTOMER ANALYSIS:

Target Customers:

Target customer segments for the Company are those within the range of 18 to 65 who are currently seeking to repair their credit score and gain protection against identity theft:

Profile of the possible CreditSmartPro.com Customers:

- Age: 18-65
- Income: All Income Levels
- Gender: Males & Females
- Location: All United States Citizens (longer term focus to integrate in Canada)
- Occupation: All Occupations
- Language: Primarily English (Site currently translates to Spanish, French, Mandarin, Russian and German)

Facts Concerning Target Market Debt:

- 10% of United States Citizens carry more than $10,000 in credit card debt.
- 45% of U.S. Homeowners carry some balance of their mortgage on their credit cards.
- 80% of U.S. Citizens have some form of debt, including secured debt.
- Home Mortgage Debt in the United States has doubled to $8 Trillion since 1998.
- One in 5 Individuals in the United States has very poor credit.

Possible Areas of Advertising:

- Google
- Yahoo
- FreeCreditReport.com
- FreeScore.com
- CreditLoan.com
- PlainGreenLoans.com
- Infomercials, print media, radio, billboards, flyers, mailers
- Social Media

COMPETITIVE ANALYSIS:

The Company's primary competitors are facilities that offer similar services, both online and offline. This includes "do-it-yourself" credit repair as well as full service operations.

The Company's top two competitors in the "do-it-for me" full service market space include:

1) ***Lexington Law*** (www.LexingtonLaw.com) – Lexington Law is a national company that has been operating since 1991 and provides full service credit repair. Customers are able to send their credit statements and speak with a paralegal about which charges should be disputed. Lexington Law then handles all disputes and negotiations with creditors for a monthly fee. Several articles and help sections, as well as the options to have live phone consultations, round out the services offered.

2) ***Sky Blue Credit*** (www.SkyBlueCredit.com) – Sky Blue Credit is another full service credit repair business. Customers are able to fill out an online form and submit it to the company, along with a copy of their credit report, to have Sky Blue Credit dispute the derogatory information with Creditors. The Company also handles re-disputes and offers credit counseling for those who desire it. Sky Blue Credit has been in the business since 1989 and offers its services for a monthly fee that can be paid online.

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CreditSmartPro.com vs. the Competition:

	Setup Fee	Monthly Fee	Annual Cost
CreditSmartPro.com	$19.99	$29.99	$359.88
Lexington Law	$99.95	$99.95	$1,199.40
Sky Blue Credit	$49.50	$49.00	$588.00
Credit Attorney P.C.	$99.95	$89.95	$1,079.40
Veracity	$69.00	$79.00	$948.00
Ovation Law	$79.00	$59.00	$708.00
LifeLock (opt-out only)	None	$25.00	$275.00

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ONLINE MARKET INTELLIGENCE:

The Company has an opportunity to increase its customer base by expanding its online presence through the utilization of key SEC tactics and analytics, ensuring heightened visibility over full service repair companies.

According to Compete.com, traffic to top competitors was as follows:

- LexingtonLaw.com – 308,767 unique visitors in January 2012
- SkyBlueCredit.com – 7,518 unique visitors in January 2012
- FTC.gov – 1.04 Million unique visitors in January 2012

The following chart focuses on the average monthly search volume for key terms directly relating to the credit repair industry.

Average Monthly U.S. Search Volume	Keyword
301,000	"Credit Repair"
22,200	"Repair Your Credit"
110,000	"Fix Credit"
12,100	"Fix Bad Credit"
673,000	"My Credit"
1.01 Million	"Credit"
2.24 Million	"Bad Credit"

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MARKETING PLAN AND SRATEGIC TARGET MARKET INITIATIVES:

The Company's Mass Marketing Plan offering the Company's Products and Services, Pricing and Promotion Plans to the general public is as follows:

- Online and Offline Advertising
- Mass Email Campaigns, Cost Per Click
- Internet Advertising and SEO
- Strategic Alliances with the Company's Affiliate Networks
- Facebook (currently over 1,600 likes), Linkedin, UNation and other Social Media
- Building Potential Power Partnerships within a large market of 400 Banks, 330,000 Accountants (AICPA), and 120,000 Mortgage Brokers and CFPs

THE COMPANY STRATEGIC TARGET MARKET INITIATIVES:

1. Student Loan Initiative and Foundation Initiatives:

The student loan market is a One Trillion dollar market. The company envisions partnering one or more groups on the Student Loan origination, debt collection, and educational platforms. There are only 29 defaulted student loan collection partnerships formed by the RTC/FDIC over the past decade. The company envisions a strategic partnership with one or more holders of multi-billion dollar debt recovery portfolio in the student loan area, the Company will pursue relationships student loan originators.

The Youth groups and Foundations (e.g. Tiger Woods Foundation, Boys and Girls Club, The First Tee, Junior Achievement) have over 20 Million members. While these groups mostly consist of inner city youths, the Company's platform can assist the parents and families as well. We will endeavor to help students understand and develop credit profile. This model will also apply to helping families enhance their credit, co-sign for student loans, providing additional assistance to obtain the best affordable education for college-bound youth.

2 Sub-prime Auto Market Initiatives:

The Company envisions it can partner with sub-prime auto lenders that will give it direct access to over 300,000 current customers. Sub-prime auto lenders securitize on Wall Street over $4 billion combined in sub-prime auto debt paper. The total estimated new customer auto loan origination is $25 billion per quarter. The Company seeks to have sub-prime auto lenders bundle the CreditsmartPRO.com platform and insert the program into all new auto loan originations. This will give the Company a recurring revenue model for the life of the auto loan (Average 5 Years) without marketing costs, transaction processing costs, or collection costs.

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STUDENT LOAN INITIATIVE AND FOUNDATION INITIATIVES:

There is tremendous concern over the state of the student loan industry. Total student loan debt has exceeded 1.2 Trillion dollars. The default rate, for the first three years that students are required to make payments, was 14.7 percent, up from 13.4 percent the year before, according to the U.S. Education Department.
http://www.bloomberg.com/news/2013-09-30/student-loan-defaults-rise-in-u-s-as-borrowers-struggle-1-.html

The Education Department had this commentary:
"The growing number of students who have defaulted on their federal student loans is troubling," (U.S. Secretary of Education Arne Duncan).

As Bloomberg reports citing Rory O'Sullivan, of the Young Invincibles nonprofit group, **"Our generation is behind in the economic recovery and not recovering as fast as we need to,"** said O'Sullivan, whose group represents the interests of people ages 18 to 34. **"It's financial disaster for borrowers. Defaults can dramatically affect their credit rating and make it harder to borrow in the future."**

Percent of Balance 90+ Days Delinquent by Loan Type


Percent
Percent
Credit Card
Student Loan
HE Revolving

Source: FRBNY Consumer Credit Panel Equifax

The Company intends to partner with a legal firm that is permitted to attend the National Association of State Boards of Education (http://www.nasbe.org). The Company believes that there are two major concerns State Boards of Education regarding the state of the Student Loan Markets:.
1. The high current Student Loan default rate.
2. The lack of credit and credit history for students looking to secure financing to attend college.

CreditSmartPRO, Inc. plans to address the high student default rate through the following programs:

1. The CreditSmartPRO free educational platform and library.
2. Partnering with the leading student loan debt recovery companies to aid in default rehabilitation.
3. Initiate the "Credit Smart Student" education course towards Credit Responsibility.
4. Issue a "Credit Smart Student" Secured Credit Card to build credit profiles while attending college.

1. **TheCreditSmartPRO free educational platform and library**
Enable student loan borrowers to understand credit, credit reporting, credit enhancement, credit profiles and credit responsibility as a factor in their life-style choices and employment opportunities. See Knowledge Base, FAQ's, Community Forum at http://csp.fw1.fusedev.com/

2. **Partner with a student loan debt recovery company**
They are one of only 22 authorized student loan debt collectors in the country. We intend to partner with the leading debt recovery companies and provide student loan defaulters in rehabilitation a guided credit enhancement solution, so they can come current on their student loans through the use of the Company's platform. For example there are special rules for student loan borrowers that are currently in default to pay their monthly payments on time for 9 consecutive months which will then erase all previous negative/derogatory items from the student loan providers on their credit report. This small solution can dramatically increase a person's credit score and creditworthiness over the course of their life, thus enhancing their life-style choices and employment opportunities while saving money on credit borrowing costs..

3. **Initiate the the "Credit Smart Student" education course towards Credit Responsibility**
The "Credit Smart Student" education course will consist of a few hours of on line education about the credit reporting and scoring system, the importance of building a credit profile, credit management and establishing a credit worthy profile. The Company believes the "Credit Smart Student" education course can be issued not only through universities but any financial institution looking to educate their customer on the credit scoring process. The Company eventually plans to present the "Credit Smart Student" education course to the US Department of Education.

4. **Issue a "Credit Smart Student" Secured Credit Card addressing the need for students to build a credit profile**
The Company intends to provide a branded secured credit card for students with the "Credit Smart Student" label. A secured card functions like a debit card and is reported to the 3 credit bureaus the same way that a revolving credit card is. The benefit is that for each purchase made during a student's college career (books, meals, rent, etc.) the subsequent timely monthly payment will build a strong credit history for when he/she enters the work force. The main problem today is that students leave college with high debt levels and no credit history, thus leaving them with a low credit score and in a high risk employee category. Assisting students establish a credit profile/history will help them obtain a better job, get lower interest rates, and more importantly be educated on the importance maintaining a high credit score which will potentially save them tens of thousands of dollars over the course of their lifetime.

In summary, through the "Credit Smart Student" free educational platform and library, the "Credit Smart Student" education course towards Credit Responsibility, and the "Credit Smart Student" branded credit card, the Company envisions being able to provide a long term solution to the high student default rate issues facing the nation today, while aiding in the rehabilitation of current student loan defaulters.

THE COMPANY'S VALUE PROPOSITION TO THE SUB-PRIME AUTO INDUSTRY:

1. Better Credit Risk: CreditSmartPRO, Inc.'s online platform can help the sub-prime auto borrower understand the Credit Reporting and Scoring System and the importance of their Credit Profile through and extensive educational library driven by an embedded search engine and specific FAQs. We also provide an automated credit repair tool kit to help them correct their Credit Profile and raise their FICO or Advantage Credit Score. This in turn makes the sub-prime auto borrower a better credit risk.

2. Decrease Default Rate: By educating the sub-prime auto borrower on the importance of their Credit Profile and the consequences of defaulting on the sub-prime auto loan, we raise their awareness and help foster a greater responsibility for managing their credit. This process should act as a form of "default" insurance to a sub-prime auto lender because the borrower has an incentive to maintain and protect their Credit Profile, which includes prompt payment of monthly auto loan payments. This will tend to decrease the sub-prime auto borrower default rate.

3. Improve Value of Loan Portfolio: As the pool of subprime sub-prime auto borrowers improve their collective FICO Credit Scores or Advantage Scores, the Average Weighted FICO Score or Advantage Score of the Loan Portfolio increases also. This in turn creates a better grade of paper to be securitized on Wall Street at greater profit to the sub-prime auto lender or auto loan bundler.

SUMMARY OF THE CREDITSMARTPRO.COM PLATFORM'S VALUE PROPOSITON:

Better Credit Risk: CreditSmartPRO.com's on line platform helps the borrower understand the Credit Reporting and Scoring System and the importance of their Credit Profile through and extensive educational library driven by an embedded search engine and specific FAQs. We also provide an automated credit repair tool kit to help them correct their Credit Profile and raise their FICO Credit Score or Advantage Score. This in turn makes the borrower a better credit risk.

Decrease Default Rate: Educating the borrower on the importance of their Credit Profile and the consequences of defaulting on their loan, we raise their awareness and help foster a greater responsibility for managing their credit. This process acts as a form of insurance to the lender because the borrower has an incentive to maintain and protect their Credit Profile, which includes prompt payment of monthly loan payments. This will decrease the borrower default rate.

Improve Value of Loan Portfolio: Assisting the borrower, by assisting them improve their collective FICO Credit Scores or Advantage Scores, the Average Weighted FICO Score or Advantage Score of the Loan Portfolio increases. This in turn creates a better grade (quality) of paper to be securitized on Wall Street at greater profit to the lender.

OPERATIONS PLAN (MILESTONES):

- Launch Website and begin enrollment of Subscribers, commence Student Loan Initiative and Sub-Prime Auto-Loan Initiative
- Complete Initial Metric Analysis on Mass Marketing Campaign
- Canadian Version Launch (20 Million Credit Users)
- Enhance Affiliate Relationships and Commission Structure.
- Sign-up Power Partnerships:.
    - Banks and Credit Unions
    - Accountants, CPAs
    - Mortgage Brokers and Certified Financial Planners
    - Social Media
- Breakeven at 5,000 to 6,000 customers by Month Number Six of mass media public launch.
- Net Revenues: End Fiscal Year One: $753,843 USD.
- Net Revenues: End Fiscal Year Five: $130,016,944 (projected 1% market participation).

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CREDIT SmartPRO - FINANCIAL FLOW CHART


120,000 CFPS & MORTGAGE BROKERS
330,000 CPA'S
AICPA
CFP
LOGIN WITH facebook
$$DATA GRAB$$
$$$$ ANCHOR
100 MM POTENTIAL
UNATION
MAKE MONEY WITH AFFILIATE PROGRAMS
$$$$
5MM EMAILS
CPC
COST PER CLICK
USER INTERFACE
OFFLINE ADVERTISING
30 MM IMPRESSIONS
SEO
CUNA
$$$$
CREDIT DISTRESS (I DON'T NEED CREDIT REPAIR)
I HAVE OTHER ISSUES
IRS PROBLEMS / ASSESSMENTS, LIENS, GARNISHMENTS / $ JK HARRIS
SallieMae
STUDENT LOAN CONSOLIDATION EDUCATE ME ON THE DO AND DONT'S / $ SALLIE MAE
American
DEBT CONSOLIDATION: EDUCATION ME ON DO AND DONT'S $ AMERICAN DEBT SOLUTIONS E
CreditCards.com
HOW TO RE-NEGOTIATE CREDIT CARD RATES / EDUCATE ME $ CREDITCARDS.COM
Rocket Lawyer
STOP FORECLOSURE, MORGATGE MODIFICATION, BANKRUPTCY EDUCATE ME / $ ROCKETLAWYER
IDENTITY THEFT PROTECTION
PROTECT my ID
INTELIUS
DEBIX
IDENTITY GUARD
EQUIFAX ID Patrol
TrustedID
truecredit
idwatchdog
LifeLock
identityTruth
SAVE MONEY NOW
Bankrate, Inc.
CreditCards.com
lendingtree
INCREASED CREDIT SCORE
CreditCards.com
LendingClub
PROSPER
$$$ PER CONVERT
DO IT FOR ME
DO IT YOURSELF
DIY-BLACKBOX
DO I NEED HELP OF MY
1. ACCOUNTANT
2. LAWYER
3. SECRETARY
4. SPOUSE?
Lexington Law
LEX LAW $REFFERAL FEE
RON DENNIS LAW
RON DENNIS LAW $49.00 A MONTH
Attorney Search Network
Find the Right Lawyer
$$$$LEGAL REFERRRALS $$$$
eBOOK
$DO IT YOURSELF E BOOK$

XI. Funding Requirements/Use of Funds

The primary uses of this funding include:

- *Programming, Applications and Software:*
- *General and Administrative and Staffing:*
- *Legal Compliance, Accounting and Insurance:*
- *Office Lease:*
- *Equipment:*

Figure 1: Projected Expenses

CreditSmartPRO,Inc. Allocation of Funds		
Source of Funds	Offering Proceeds	
Net of 5% Expenses	**$4,750,000**	
Use of Funds		
Programing and Software	**$625,000**	(Programming, AntiFraud)
CSP Mobile APP	**$150,000**	(Mobile App)
General and Administrative	**$1,136,000**	(Employee Services, Metric Analysis)
Servers	**$125,000**	(Cloud Servers, Disaster Recovery)
Equipment & Supplies	**$84,000**	(Computer, Hardware, Office Supplies)
Office Lease	**$120,000**	(Includes Utilities)
Legal/Accounting/Insurance	**$170,000**	(FTC, BBB, Compliance,E&O Insurance)
T&E	**$150,000**	(Travel related to Strategic Partnerships)
Provisional Patents& Patents	**$76,000**	(Application for Patents)
Advertising	**$1,100,000**	(Advertising)
Working Capital	**1,014,000**	(Cash, Working Capital)
Total Use of Funds	**$4,750,000**	

CREDITSMARTPRO, INC. PRE-OFFERING BALANCE SHEET BALANCE SHEET:

CreditSmartPRO, Inc.

Pre-Offering Balance Sheet
May 2, 2014

Assets		
Current Assets		
Cash	1,000	
Accounts receivable		
Inventory		
Prepaid expenses		
Short-term investments		
Total current assets	1,000	-
Fixed (Long-Term) Assets		
Long-term investments	-	
Property, plant, and equipment	-	
(Less accumulated depreciation)	-	
Intangible assets	-	
Total fixed assets	-	-
Other Assets		-
Deferred income tax		
Other		
Total Other Assets	-	-
Total Assets	**1,000**	**-**
Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	-	
Short-term loans		
Income taxes payable		
Accrued salaries and wages		
Unearned revenue		
Current portion of long-term debt		
Total current liabilities	0	-
Long-Term Liabilities		
Long-term debt		
Deferred income tax		
Other		
Total long-term liabilities	0	-
Owner's Equity		
Owner's investment	1,000	
Retained earnings		
Other		
Total owner's equity	1,000	-
Total Liabilities and Owner's Equity	**1,000**	**-**

Common Financial Ratios	
Debt Ratio (Total Liabilities / Total Assets)	0.00
Current Ratio (Current Assets / Current Liabilities)	
Working Capital (Current Assets - Current Liabilities)	1,000.00
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	1.00
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	0.00

FINANCIAL PROJECTIONS:

Management has prepared projections regarding anticipated financial performance. The Company's projections assume a .1% market penetration by year end two and a 1% market penetration by year end 5. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations at these market penetration rates, those results cannot be guaranteed.

CSP YEAR 1 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	–	150%	300%	50%	33%	33%	33%	33%	33%	33%	33%	33%	
Subscribers 29.99/month	200	500	1,500	2250	2993	3980	5293	7040	9364	12454	16563	22029	22,029
Subscription Revenue	$5,998	$14,995	$44,985	$67,478	$89,745	$119,361	$158,730	$211,138	$280,813	$373,481	$496,730	$660,651	$2,524,125
Time Set Up 19.99	$3,998	$5,997	$19,990	$14,993	$14,843	$19,741	$26,255	$34,919	$46,443	$61,769	$82,152	$109,262	$440,361
REVENUE TOTALS	$9,996	$20,992	$64,975	$82,470	$104,588	$139,102	$185,005	$246,057	$327,256	$435,250	$578,882	$769,913	$2,964,485
OVERHEAD													
MyFICO	$998	$2,495	$7,485	$11,228	$14,933	$19,860	$26,414	$35,131	$46,724	$62,143	$82,650	$109,923	$419,586
Executives	4	4	4	4	4	4	5	5	5	5	5	5	
Executive Salaries	$32,000	$32,000	$40,000	$40,000	$40,000	$40,000	$40,000	$50,000	$50,000	$50,000	$50,000	$50,000	$514,000
Programming Hours	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$192,000
Employees	2	4	4	4	5	7	10	14	18	24	33	44	
Employees Salaries	$3,000	$6,000	$6,000	$6,000	$7,500	$10,500	$15,000	$21,000	$27,000	$36,000	$49,500	$66,000	$253,500
Software DS	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$30,000
Rent, Equipment, T&E	$2,500	$2,500	$2,500	$2,500	$2,500	$3,000	$3,600	$4,320	$5,184	$6,221	$7,465	$8,958	$51,248
Hosting	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$21,600
Marketing	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$39,900	$53,067	$70,579	$93,870	$124,847	$166,047	$728,311
OVERHEAD TOTALS	$88,798	$93,295	$106,285	$110,028	$115,233	$123,660	$145,214	$183,618	$219,787	$268,534	$334,763	$421,230	$2,210,644
Cost per Customer	$443	$186	$70	$48	$38	$31	$27	$26	$23	$21	$20	$19	
NET Monthly Totals	-$82,800	-$78,300	-$61,300	-$42,550	-$25,460	-$4,239	$13,556	$37,330	$61,028	$104,347	$161,367	$235,421	$753,841

CSP YEAR 2 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	
Subscribers 29.99/month	26,435	31,722	38,066	45,679	54,815	65,778	78,934	94,721	113,665	136,398	163,678	196,413	196,413
													$31,378,679
1 Time Set Up 19.99	$88,072	$105,687	$126,824	$152,189	$182,628	$219,152	$262,982	$315,578	$378,694	$454,433	$545,319	$654,383	$654,383
REVENUE TOTALS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OVERHEAD													
MyFICO	$131,910	$158,292	$189,950	$227,940	$273,528	$328,234	$393,881	$472,657	$567,188	$680,626	$816,751	$980,102	$5,221,061
Executives	8	8	8	10	10	10	12	12	12	15	15	15	
Executive Salaries	$80,000	$80,000	$80,000	$100,000	$100,000	$100,000	$120,000	$120,000	$120,000	$150,000	$150,000	$150,000	$1,350,000
Programming	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$384,000
Employees Off Shore	44	53	64	76	92	110	132	159	191	230	276	332	
Employees Salaries	$66,000	$79,500	$96,000	$114,000	$138,000	$165,000	$198,000	$238,500	$286,500	$345,000	$414,000	$498,000	$2,638,500
Software DS	$4,300	$4,930	$5,445	$5,990	$6,588	$7,247	$10,146	$11,161	$12,277	$13,505	$14,855	$16,341	$113,004
Rent, Equipment, T&E	$10,750	$12,899	$15,479	$18,575	$22,290	$26,748	$32,098	$38,518	$46,221	$55,465	$66,558	$79,870	$425,472
Hosting	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$5,000	$5,000	$5,000	$5,000	$5,000	$37,600
Marketing	$220,843	$293,721	$390,648	$519,562	$691,018	$760,120	$836,132	$919,745	$1,011,719	$1,112,891	$1,224,180	$1,346,598	$9,327,177
						10%							
OVERHEAD TOTALS	$547,602	$663,162	$811,323	$1,019,867	$1,265,225	$1,421,149	$1,624,057	$1,837,580	$2,080,906	$2,394,487	$2,723,345	$3,107,911	$19,496,615
Cost per Customer	$20	$20	$21	$22	$23	$21	$20	$19	$18	$17	$16	$15	
NET Monthly Totals	$244,379	$288,176	$338,282	$350,093	$378,686	$551,544	$745,175	$1,003,096	$1,327,008	$1,596,050	$2,185,347	$2,782,529	$12,536,248

CSP YEAR 3 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	
Subscribers 29.99/month	206,234	216,546	227,373	238,741	250,679	263,212	276,373	290,192	304,701	319,936	335,933	352,730	352,730
Subscription Revenue	$6,184,952	$6,494,200	$6,818,910	$7,159,856	$7,517,848	$7,893,741	$8,288,428	$8,702,840	$9,137,982	$9,594,891	$10,074,636	$10,578,368	$98,446,670
1 Time Set Up 19.99	$196,315	$206,131	$216,437	$227,259	$238,622	$250,553	$263,081	$276,235	$290,047	$304,549	$319,776	$335,765	$335,765
REVENUE TOTALS	$6,381,267	$6,700,331	$7,035,347	$7,387,115	$7,756,470	$8,144,294	$8,551,509	$8,979,084	$9,428,038	$9,899,440	$10,394,412	$10,914,133	$98,782,435
OVERHEAD													
MyFICO	$1,029,107	$1,080,562	$1,134,590	$1,191,320	$1,250,886	$1,313,430	$1,379,102	$1,448,057	$1,520,459	$1,596,482	$1,676,307	$1,760,122	$16,380,423
Executives	16	16	16	18	18	18	20	20	20	24	24	24	
Executive Salaries	$160,000	$160,000	$160,000	$180,000	$180,000	$180,000	$200,000	$200,000	$200,000	$240,000	$240,000	$240,000	$2,340,000
Programming	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$768,000
Employees Off Shore	16	24	36	50	71	99	138	194	271	379	531	744	
Employees Salaries	$24,000	$36,000	$54,000	$75,600	$105,840	$148,176	$207,446	$290,425	$406,595	$569,233	$796,926	$1,115,697	$3,829,938
Software DS	$16,342	$20,427	$25,534	$31,918	$39,897	$49,872	$62,340	$77,925	$97,406	$121,757	$152,197	$190,246	$885,860
Rent, Equipment, T&E	$87,857	$96,643	$106,307	$116,938	$128,631	$141,495	$155,644	$171,208	$188,329	$207,162	$227,878	$250,666	$1,878,759
Hosting	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$60,000
Marketing	$1,481,258	$1,629,384	$1,792,322	$1,971,555	$2,168,710	$2,385,581	$2,624,139	$2,886,553	$3,175,209	$3,492,730	$3,842,002	$4,226,203	$31,675,647
OVERHEAD TOTALS	$2,867,564	$3,092,016	$3,341,754	$3,636,330	$3,942,965	$4,287,554	$4,697,671	$5,143,168	$5,656,998	$6,296,364	$7,004,310	$7,851,933	$57,818,627
Cost per Customer	$13	$14	$14	$15	$15	$16	$16	$17	$18	$19	$20	$22	
NET Monthly Totals	$3,237,380	$3,402,184	$3,673,336	$3,833,535	$3,574,004	$3,696,137	$3,590,757	$3,559,601	$3,400,994	$3,208,527	$2,870,026	$2,726,459	$40,963,808

CSP YEAR 4 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	
Subscribers 29.99/month	370,346	388,863	427,773	470,550	517,605	569,366	626,303	688,933	757,826	833,609	916,970	1,008,667	1,008,667
Subscription Revenue	$11,107,286	$11,662,650	$12,828,915	$14,111,807	$15,522,987	$17,075,286	$18,782,815	$20,661,096	$22,727,206	$24,999,927	$27,499,919	$30,249,911	$227,229,886
1 Time Set Up 19.99	$352,353	$370,181	$777,380	$855,118	$940,630	$1,034,693	$1,138,163	$1,251,979	$1,377,177	$1,514,894	$1,666,384	$1,833,022	$1,833,022
REVENUE TOTALS	$11,459,639	$12,032,831	$13,606,296	$14,966,925	$16,463,616	$18,109,980	$19,920,977	$21,913,075	$24,104,383	$26,514,821	$29,166,303	$32,082,933	$229,062,928
OVERHEAD													
MyFICO	$1,848,128	$1,940,534	$2,134,588	$2,348,047	$2,582,851	$2,841,136	$3,125,250	$3,437,775	$3,781,552	$4,159,708	$4,575,678	$5,033,246	$37,808,494
Executives	26	26	26	28	28	28	30	30	30	32	32	32	
Executive Salaries	$260,000	$260,000	$260,000	$280,000	$280,000	$280,000	$300,000	$300,000	$300,000	$320,000	$320,000	$320,000	$3,480,000
Programming	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$768,000
Employees Off Shore	297	327	483	579	695	834	1001	1201	1442	1730	2077	2492	
Employees Salaries	$445,500	$490,500	$724,500	$868,500	$1,042,500	$1,251,000	$1,501,500	$1,801,500	$2,163,000	$2,595,000	$3,115,500	$3,738,000	$19,737,000
Software DS	$4,500	$4,950	$5,445	$5,990	$6,588	$7,247	$7,972	$8,769	$9,646	$10,611	$11,672	$12,839	$96,229
Rent, Equipment, T&E	$275,733	$303,306	$333,637	$367,000	$403,701	$444,071	$488,478	$537,325	$591,058	$650,164	$715,180	$786,698	$5,896,351
Hosting	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$60,000
Marketing	$4,648,823	$5,113,705	$5,625,076	$6,187,583	$6,806,342	$7,486,976	$8,235,673	$9,059,241	$9,965,165	$10,961,681	$12,057,850	$13,263,634	$99,411,750
OVERHEAD TOTALS	$7,551,684	$8,181,996	$9,152,245	$10,126,120	$11,190,982	$12,379,430	$13,727,873	$15,213,610	$16,879,421	$18,746,164	$20,864,880	$23,223,418	$167,237,823
Cost per Customer	$20	$21	$21	$21	$21	$21	$21	$22	$22	$22	$22	$23	
NET Monthly Totals	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	$61,805,005

CSP YEAR 5 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	4%	4%	4%	4%	4%	4%	4%	4%	4%	4%	4%	4%	
Subscribers 29.99/month	1,049,013	1,090,974	1,134,613	1,179,997	1,227,197	1,276,285	1,327,336	1,380,430	1,435,647	1,493,073	1,552,796	1,614,908	1,614,908
Subscription Revenue	$31,459,908	$32,718,304	$34,027,036	$35,388,117	$36,803,642	$38,275,788	$39,806,819	$41,399,092	$43,055,056	$44,777,258	$46,568,348	$48,431,082	$472,710,451
1 Time Set Up 19.99	$806,530	$838,791	$872,343	$907,236	$943,526	$981,267	$1,020,518	$1,061,338	$1,103,792	$1,147,943	$1,193,861	$1,241,616	$1,241,616
REVENUE TOTALS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	$473,952,066
OVERHEAD													
MyFICO	$5,234,576	$5,443,959	$5,661,718	$5,888,186	$6,123,714	$6,368,662	$6,623,409	$6,888,345	$7,163,879	$7,450,434	$7,748,451	$8,058,389	$78,653,723
Executives	34	34	34	36	36	36	38	38	38	40	40	40	
Executive Salaries	$340,000	$340,000	$340,000	$360,000	$360,000	$360,000	$380,000	$380,000	$380,000	$400,000	$400,000	$400,000	$4,440,000
Programming	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$768,000
Employees Off Shore	297	327	483	579	695	834	1001	1201	1442	1730	2077	2492	
Employees Salaries	$445,500	$490,500	$724,500	$868,500	$1,041,500	$1,251,000	$1,501,500	$1,801,500	$2,163,000	$2,595,000	$3,115,500	$3,738,000	$19,737,000
Software DS	$4,500	$4,950	$5,445	$5,990	$6,588	$7,247	$7,972	$8,769	$9,646	$10,611	$11,672	$12,839	$96,229
Rent, Equipment, T&E	$865,358	$951,905	$1,047,095	$1,151,805	$1,266,985	$1,393,684	$1,533,052	$1,686,357	$1,854,993	$2,040,492	$2,244,542	$2,468,996	$18,505,274
Hosting	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$60,000
Marketing	$13,926,816	$14,623,157	$15,354,315	$16,122,031	$16,928,132	$17,774,539	$18,663,266	$19,596,429	$20,576,250	$21,605,063	$22,685,316	$23,819,582	$221,674,896
OVERHEAD TOTALS	$20,885,760	$21,923,471	$23,202,073	$24,485,511	$25,796,920	$27,214,132	$28,779,199	$30,430,401	$32,216,269	$34,179,600	$36,274,481	$38,566,808	$343,935,122
Cost per Customer	$19	$20	$20	$20	$21	$21	$21	$22	$22	$22	$23	$23	
NET Monthly Totals	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	$130,016,944

Management has prepared projections regarding anticipated financial performance. The Company's projections assume a .1% market penetration by year end two and a 1% market penetration by year end 5. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations at these market penetration rates, those results cannot be guaranteed.

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulated Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Internet Platform Offering Automated Credit Education and Credit Score Enhancement
- Delaware Stock Corporation (Formed May of 2014).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE HUDRED THOUSAND Shares of Preferred Stock Authorized
- THIRTY MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TWENTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Twenty Thousand 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Unit

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering
The Company is offering a maximum of 20,000 9% Convertible Preferred Stock Units at a price of $250.00 per Unit, with all Units having $.001 par value.

E. Risk Factors
See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds
Proceeds from the sale of Securities will be used to invest in the growth of the Company's Identity Theft and Credit Enhancement Business Operations. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds
The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $25,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT" section.

H. Preferred & Common Stock Units
Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy
The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants
The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options
The Company has not issued any stock options to current and/or past employees or consultants.

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L. Company Convertible Securities

The Company, at the completion of this Offering will have 20,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 3: (Shareholder Conversion Option)
      - At any time during the third year of the investment, the Shareholder may on the First Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 4: (Optional Conversion Option)
      - At any time during the fourth year of the investment, the Shareholder may on the First Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 10% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 5: (Optional & Mandatory Conversion Options)
      - *Optional*: At any time during the fourth year of the investment, the Shareholder may on the First Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 15% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

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M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optioned, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.
For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

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II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in CreditsmartPRO, Inc.

The Company	CreditsmartPRO, Inc. is a Delaware Stock Corporation.
Investment Objectives	The Company's objectives are to: (i) Growth of the Company's Identity Theft and Credit Enhancement Business (ii) Maintain a total internal rate of returns of 20%+ per annum.
Company Managers	Biographies of all Managers can be found starting on Page 43 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 20,000 9% Convertible Preferred Stock Units of the Company, priced at $250.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Conversion Option / Mandatory Conversion	All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**
  Shareholder Option: At any time during the third year of the investment, the Shareholder may on the first day of each month, choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 5% discount of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**
  Shareholder Option: At any time during the fourth year of the investment, the Shareholder may on the first day of each month, choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 10% discount of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**
  Shareholder Option: At any time during the fourth year of the investment, the Shareholder may on the first day of each month, choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 15% discount of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Company	There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).
Reinvestment	There may be chances for reinvestment.
Key Event	The following will constitute a Key Event: • Bankruptcy of the Company, its Officers or Directors. • Death or disability to the senior member(s) of CreditsmartPRO, Inc. • Other agreed upon events.
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY

The Company does not own any real estate. The Company currently rents office space in Palm Beach, Florida and is domiciled in Florida at the following address: 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Troy Strother	***Founder & Chief Executive Officer***

- BS, Degrees in Finance and Economics, Business Administration-URI
- 15+ Plus years of Sales, Management and Marketing Experience
- Founder of TS Investment Partners, LLC
- Co-Producer of Kim Kardashian's "Fit In Your Jeans by Friday"
- HTML , JAVA,PHP ,Basic Programming Languages, Certified in Google Analytics
  Certified Google Adwords

Mr. Giancarlo Gomez — ***Chief Technology Officer***

- 14+ years of Lead programming experience, Program Development and Design, Equifax, MX certified, ColdFusion, Dream Weaver, Eclipse IDE, Ajax, CSS/2/3, HTML/XHTML/DHTML, Java, SQL-MSSQL (2000,20005, 2008)-MySQL, XML/XSL, Apple OS X,PHP.

- http://www.fusedevelopments.com

Ms. Erica Strother — ***Corporate Secretary***

- 10+ Plus years of Sales, Management and Marketing Experience.
- BA-Marist College

Mr. Steven J. Muehler — ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.
Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of CreditsmartPRO, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of CreditsmartPRO, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. Mr. Troy Strother and Ms. Erica Strother are Brother and Sister

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In May of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of CreditsmartPRO, Inc. will be entitled to receive an annual salary of:

Mr. Troy Strother, Founder & Chief Executive Officer	$84,000 + 100,000 Common Shares
Mr. Giancarlo Gomez, Chief Technology Officer	$84,000 + 100,000 Common Shares
TBD Business Development Officer	$84,000 + 100,000 Common Shares
TBD Chief Financial Officer	$84,000 + 100,000 Common Shares

Officer Compensation
The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation
The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants
The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees
The Company has no significant employees other than the Company Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Mr. Troy Strother	Direct	Preferred Shares (0%) Common Shares (33%)
Ms. Erica Strother	Direct	Preferred Shares (0%) Common Shares (15%)
Thor Aries, LLC	Direct	Preferred Shares (0%) Common Shares (44%)
Media Funding Group	Direct	Preferred Shares (0%) Common Shares (6.6%)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Mr. Troy Strother, the Company's Founder and Chief Executive Officer, controls the majority of the issued and outstanding Common Stock of CreditsmartPRO, Inc., Consequently, this shareholder control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination

Mr. Troy Strother will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TWENTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $250.00 9% Convertible Preferred Stock Unit. A Minimum of $25,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $25,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of Mau 1st, 2014 – 30,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of March 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TWENTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None

(d) *Other Securities to Be Registered.* None

Security Holders

As of May 2nd, 2014, there were 30,000,000 shares of our Common Stock outstanding, which were held of record by approximately 8 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of May 2nd , 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- Any breach of the director's duty of loyalty to the corporation or its stockholders;
- Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- Payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- Any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CreditsmartPRO, Inc.

By: Mr. Troy Strother

By: ______________________________
Name: Mr. Troy Strother
Title: Founder & Chief Executive Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: URJ3KAJUE5CXWGJPRYKLBN

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Rick
Party ID: 42JP3EIGA5B54YMLNY2FU8
IP Address: 107.130.40.254
VERIFIED EMAIL: rick@creditsmartpro.com



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Alternative Securities Markets Group
Party ID: K8ZD5GJ9UJXGBUXAS8Y3ZK
IP Address: 75.82.187.226
VERIFIED EMAIL: legal@asmmarketsgroup.com



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Timestamp	Audit
2014-05-04 12:43:13 -0700	All parties have signed document. Signed copies sent to: Rick and Alternative Securities Markets Group.
2014-05-04 12:43:13 -0700	Document signed by Rick (rick@creditsmartpro.com) with drawn signature. - 107.130.40.254
2014-05-04 12:41:24 -0700	Document viewed by Rick (rick@creditsmartpro.com). - 107.130.40.254
2014-05-04 11:50:03 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.187.226
2014-05-04 11:49:34 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226
2014-05-04 11:49:34 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226

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